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                            October 24, 2023

       George R. Bracken
       Executive Vice President     Finance
       National Beverage Corp.
       8100 SW Tenth Street, Suite 4000
       Fort Lauderdale, FL 33324

                                                        Re: National Beverage
Corp.
                                                            Form 10-K for the
Fiscal Year Ended April 29, 2023
                                                            Response dated
October 12, 2023
                                                            File No. 001-14170

       Dear George R. Bracken:

              We have reviewed your October 12, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15,
       2023 letter.

       10-K for Fiscal Year Ended April 29, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       12

   1. We note your response to prior comment 1 and reissue it in part. Please explain how you evaluate
climate-related regulations and business trends, and describe your analytical procedure in
determining that you have not observed, in any quantifiable manner, each of the indirect
consequences of climate-related regulations or business trends for which disclosure was not
deemed necessary. In addition, describe your analyses in concluding that to date you had
not experienced a material impact on your operations due to being perceived as
inattentive to the risks of climate change and/or unresponsive to increasing demands for information
and action by various stakeholders. Please also describe your analyses for your
determination that you have not identified any material increase or decrease in demand for
your products due to the potential adverse consequences to your
 George R. Bracken
National Beverage Corp.
October 24, 2023
Page 2
         reputation resulting from your operations or products that produce material greenhouse gas emissions, and provide support for your determinations of materiality.
       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameGeorge R. Bracken                          Sincerely,
Comapany NameNational Beverage Corp.
                                                             Division of
Corporation Finance
October 24, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName